WEIS MARKETS ADOPTS CONSENSUAL PROCESS
              TO EXPLORE ALL OPTIONS FOR ENHANCED SHAREHOLDER VALUE

             SHAREHOLDER GROUP WITHDRAWS REQUEST FOR SPECIAL MEETING

            Sunbury,  PA.,  December 22, 1999 - Weis Markets  (NYSE:  WMK) today announced that it had authorized its financial advisor, Morgan Stanley Dean Witter, to explore all options by which the Company could enhance shareholder value. In response, the Weis Markets Shareholders Committee, which had previously requested a special meeting of shareholders, announced that it had withdrawn its request.

            Robert Weis, Chairman of the Board and Treasurer of the Company, stated: "The Board of Directors has previously stated that the Company is not for sale. However, in an effort to avoid the continuing disruption to our Company of a proxy contest and the inevitable attendant litigation, we have agreed to include this alternative and a recapitalization within the range of options that we have asked Morgan Stanley to explore. We have initiated a process that will allow the full board of Weis Markets to determine what is in our collective best interest with full information concerning our financial and strategic alternatives. At the same time, we are committed to a process that will serve the best interests of Weis Markets and all its shareholders and that will protect the interest of our loyal employees, our suppliers and customers, and the communities in which our Company operates."

            Janet Weis and Sidney Apfelbaum stated:  "We are pleased that we can proceed forward on a consensual basis and, accordingly, we have withdrawn our request for a special meeting of shareholders, based on the understanding that there will be a full review of all options available to the Company to best serve the interest of its various shareholder, employee and community constituencies. We and our financial advisors, Salomon Smith Barney, look forward to participating constructively in this process."